SEC
Mail Processing
Section

NOV 25 2009

Washington, DC
122

AB
12/3

09042905

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Samuel A. Ramirez & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, Suite 2924
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V. Kick — 212-248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
12/16

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2009

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2009 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron LLP

New York, NY
November 23, 2009

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash	$	63,665
Deposits with clearing agents		250,000
Due from clearing agents		226,974
Receivables from brokers, dealers and counterparties		2,219,368
Marketable securities owned, at fair value		24,598,582
Due from affiliates		4,864,703
Due from related party		750,000
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $855,098		372,880
Other assets		536,385
Deferred income taxes		676,200
	$	34,558,757

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	2,052,968
Due to clearing agents		3,829,194
Accrued expenses and other liabilities		11,700,957
Payables to brokers, dealers and counterparties		76,089
Income taxes payable		2,857,172
Total Liabilities		20,516,380
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		1,231,783
Retained earnings		12,808,176
Total Stockholder's Equity		14,042,377
	$	34,558,757

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2009

REVENUES		
Net trading profit and commission income	$	11,484,571
Investment banking and underwriting revenue		22,801,228
Financial advisory, placement and remarketing fees		3,687,549
Interest income		559,327
Other income		214,770
Total Revenues		38,747,445
EXPENSES		
Employee compensation and benefits		26,782,381
Brokerage and clearing fees		490,471
Communication and technology services		1,778,812
Interest		53,615
Occupancy		1,170,141
Other operating expenses		2,421,948
Total Expenses		32,697,368
INCOME BEFORE INCOME TAXES		6,050,077
INCOME TAX EXPENSE (BENEFIT)		
Current		3,002,210
Deferred		(385,300)
Total Income Tax Expense		2,616,910
NET INCOME	$	3,433,167

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2009

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
	Outstanding Shares	Amount			
Balance, September 30, 2008	24,176	$ 2,418	$ 1,231,783	$ 9,375,009	$ 10,609,210
Net income	-	-	-	3,433,167	3,433,167
Balance, September 30, 2009	24,176	$ 2,418	$ 1,231,783	$ 12,808,176	$ 14,042,377

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,433,167
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		70,655
Deferred income taxes		(385,300)
Loss on abandonment of leasehold improvement		372
Decrease (increase) in assets:		
Receivables from brokers, dealers and counterparties		(1,232,647)
Marketable securities owned		(17,814,934)
Due from/to clearing agent		3,718,040
Other assets		(179,421)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		2,052,968
Due to clearing agent		3,829,194
Accrued expenses and other liabilities		7,893,487
Payables to brokers, dealers and counterparties		(23,485)
Income taxes payable		2,574,068
Net Cash Provided by Operating Activities		3,936,164
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in due from affiliates		(3,025,173)
Increase in due from related party		(750,000)
Acquisition of property, equipment and leasehold improvements		(150,517)
Net Cash Used by Investing Activities		(3,925,690)
NET INCREASE IN CASH		10,474
Cash at September 30, 2008		53,191
Cash at September 30, 2009	$	63,665
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	53,615
Income taxes, other than federal, New York state and New York city (see Note 2)	$	88,332

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and securities sold, not yet purchased consist solely of obligations of the United States Treasury. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's credit worthiness, yield, reference to comparable securities and other market factors.

Included in marketable securities at September 30, 2009 are obligations of the following states and jurisdictions:

State of Illinois*	$ 8,025,035
State of Florida*	$ 4,941,007
State of Louisiana*	$ 4,766,483
Commonwealth of Puerto Rico*	$ 2,708,031
State of New York*	$ 2,069,215
State of South Carolina*	$ 1,629,824

* Includes various subdivisions and authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of inputs used in the valuation of an asset or liability as of the measurement date.

The fair value hierarchy established by FAS 157 prioritizes inputs or assumptions to valuation techniques. These inputs are summarized in the three broad levels listed below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument in markets that are not considered active.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company's marketable securities owned at fair value of $24,598,582 and securities sold, not yet purchased at fair value of $2,052,968 are all Level 2 investments at September 30, 2009.

Revenue Recognition

Net trading profit arising from securities transactions entered into for the account and risk of the Company and related commission expenses are reported on a trade date basis. The difference between cost and market is included in the net trading profit. Commission income and related expenses arising from agency transactions are reported on a settlement date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Revenues related to investment banking and underwriting activities are generally recognized on the offering date of the transaction. Revenues from financial advisory, placement and remarketing activities are generally recognized when the services are rendered.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its federal income tax return as a member of a consolidated group and on a combined basis for New York state and New York city. The Company files on a non consolidated basis in other states in which it conducts business. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

Accounting for Uncertainty in Income Taxes

FASB Interpretation No.48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3, the Company has elected to defer its application until the issuance of its annual financial statements for the fiscal year ended September 30, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Uncertainty in Income Taxes (Continued)

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 would have been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would have been provided for uncertain tax positions to the extent that it is probable, that the related liability will be successfully asserted by the taxing authorities and result in a liability to the Company itself. No such Company level liabilities have been provided.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this balance sheet through November 23, 2009, which is the date that the financial statements were available to be issued.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense for the fiscal year ended September 30, 2009 consisted of the following:

Federal	$ 1,947,647
State and local	1,054,563
	$ 3,002,210

4. INCOME TAXES (Continued)

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to the exclusion of federally tax-exempt interest income, non-deductible interest expense and the non-allowable portion of meals and entertainment expense.

5. DEFERRED INCOME TAXES

The Company has a deferred income tax asset of $676,200 at September 30, 2009. Deferred income taxes result primarily from the effect of differences in timing of deductions for rent, certain compensation and other expenses and depreciation for financial statement purposes than for tax reporting purposes.

The deferred income tax (benefit) for the fiscal year ended September 30, 2009 consisted of the following:

Federal	$ (266,000)
State and local	(119,300)
	$ (385,300)

6. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

Amounts due from affiliates are non-interest bearing and due on demand.

The Company had an arrangement with a broker-dealer affiliated through its Parent Company (SAR Holdings, Inc.). The arrangement required the Company to pay the affiliate the net profits from certain transactions which amounted to $790,992 for the year ended September 30, 2009. This arrangement ended April 16, 2009 when the affiliated broker-dealer terminated its membership with FINRA.

The Company entered into a loan for $750,000 with a related party on January 23, 2009. The loan is due on demand and bears interest at a rate of 1.60% at September 30, 2009. Interest receivable on the loan is included in other assets.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Florida, Illinois, Massachusetts, Puerto Rico, and Texas, under leases expiring on various dates through March 31, 2017. Rent expense for the year ended September 30, 2009 was $780,978. The minimum annual rentals, exclusive of real estate taxes, utilities and labor wage rate escalations in excess of the base year, are as follows:

Fiscal year ended September 30,

2010	$ 798,127
2011	674,751
2012	669,830
2013	682,392
2014	677,744
Thereafter	1,760,974
	$ 5,263,818

The Company is a defendant or co-defendant in various legal actions involving various claims that arose in the normal course of business. Management does not expect the Company to suffer any material liability by reason of such actions, nor does it expect that such actions will have a material effect on the Company's liquidity or operating results. While Management will continue to monitor the progress of these matters it has decided at this time, on advice of counsel, to establish a reserve of $425,000 against potential liabilities.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2009, the Company's net capital of $8,899,021 exceeded required net capital of $694,595 by $8,204,426 and the ratio of aggregate indebtedness to net capital was 1.17 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2009

NET CAPITAL	
Stockholder's equity, qualified for net capital	$ 14,042,377
Add: discretionary liabilities	4,215,300
Deductions and/or credits	
Non-allowable assets:	
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization)	372,880
Accrued income	545,011
Other assets	1,204,863
Due from affiliates	4,864,703
Receivables from non-customers	750,000
Other deductions	14,000
	7,751,457
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	10,506,220
HAIRCUTS ON SECURITIES POSITIONS	
Trading and investment securities	1,585,166
Undue concentration and contractual commitments	22,033
	1,607,199
NET CAPITAL	8,899,021
MINIMUM NET CAPITAL REQUIRED	
$250,000 or 6-2/3% of aggregate indebtedness of $10,418,919 whichever is greater	694,595
EXCESS NET CAPITAL	$ 8,204,426
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other	$ 10,418,919
Ratio of aggregate indebtedness to net capital	1.17:1

There are no differences between the above computation and the Company's corresponding unaudited part II of Form X-17A-5 as of September 30, 2009.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

Report on Internal Control Required by SEC Rule 17a-5(g)1 for Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Samuel A. Ramirez & Company, Inc.

In planning and performing our audit of the financial statements of Samuel A. Ramirez & Company, Inc. (the Company), as of and for the fiscal year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth + Shron LLP

New York, NY
November 23, 2009

SAMUEL A. RAMIREZ & COMPANY, INC.

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

SEPTEMBER 30, 2009

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATON

SEPTEMBER 30, 2009

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Samuel A. Ramirez & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments-[Transitional Assessment reconciliation (form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by Samuel A. Ramirez & Company, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Samuel A. Ramirez & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (From SIPC-7T). Samuel A. Ramirez & Company, Inc.'s management is responsible for Samuel A. Ramirez & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective entries to cash disbursement records noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in the Form SIPC-7T for the year ended September 30, 2009, noting no differences.

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules and working papers for a) expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities, b) revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products and c) commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments in item 3 above noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
November 23, 2009

SAMUEL A. RAMIREZ & COMPANY, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS-[TRANSITIONAL ASSESSMENT RECONCILIATION] PURSUANT TO RULE 17a-5(e)(4)

SEPTEMBER 30, 2009

TOTAL REVENUE		$ 22,078,238
ADDITIONS:		
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities		698,288
TOTAL ADDITIONS		698,288
DEDUCTIONS:		
Revenues form the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		31,539
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		286,366
The greater of the following:		
Total interest and dividend expense but not in excess of total interest and dividend income	$ 16,156	
40% of interest earned on customer securities accounts	$ 29,449	
		29,449
TOTAL DEDUCTIONS		347,354
SIPC NET OPERATING REVENUES		$ 22,429,172
GENERAL ASSESSMENT @ .0025		$ 56,073
LESS PAYMENT MADE WITH SIPC-4		(150)
ASSESSMENT BALANCE DUE AND PAID WITH FORM SIPC-7T ON NOVEMBER 20, 2009		$ 55,923